Exhibit 99.1

ELBIT IMAGING ANNOUNCES SALE OF 3,760,417 ELBIT MEDICAL SHARES UNDER THE SHARE PURCHASE AGREEMENT WITH EXIGENT WHICH HAS NOW EXPIRED

Tel Aviv, Israel, May 13, 2019, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, further to its press release dated March 28, 2019, that the period for making purchases under the share purchase agreement (the "Agreement") with an affiliate of Exigent Capital Group (the "Purchaser") has expired.

As previously disclosed, the Purchaser purchased (under the Agreement) a total of 3,760,417 shares of Elbit Medical Technologies Ltd. ("Elbit Medical"), constituting approximately 1.6% of Elbit Medical's issued and outstanding share capital, at a price per share of NIS 0.96 and a total consideration of approximately NIS 3.6 million (approximately US$ 1 million), and waived the option it had to purchase additional shares of Elbit Medical.

The Company currently holds approximately 62% of Elbit Medical's issued and outstanding share capital (approximately 40% on a fully diluted basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com